UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F      X         Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                   No       X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD

By	/s/ Junichirou Otsuda
Junichirou Otsuda
Chief Manager
General Affairs Office

Selected Interim Financial Information under Japanese GAAP For the Fiscal Year Ending March 31, 2006

The Bank of Tokyo-Mitsubishi, Ltd.

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

[Contents]

1 Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2006

1. Consolidated Balance Sheets		48

2. Consolidated Statements of Operations		49

3. Consolidated Statements of Capital Surplus and Retained Earnings		50

4. Non-Consolidated Balance Sheets		51

5. Non-Consolidated Statements of Operations		52

6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives		53

	[Consolidated]

7. Financial Results	[Consolidated], [Non-Consolidated]	54

8. Average Interest Rate Spread	[Non-Consolidated]	56

9. Valuation Differences on Securities	[Consolidated], [Non-Consolidated]	56

10. Risk-Adjusted Capital Ratio Based on the Standards of the BIS	[Consolidated], [Non-Consolidated]	57

2 Loan Portfolio and Other

1. Risk-Monitored Loans	[Consolidated], [Non-Consolidated]	58

2. Classification of Risk-Monitored Loans	[Consolidated]	59

3. Allowance for Loan Losses	[Consolidated], [Non-Consolidated]	60

4. Coverage Ratio against Risk-Monitored Loans	[Consolidated], [Non-Consolidated]	60

5. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)	[Non-Consolidated]	61

6. Status of Secured Coverage on Disclosed Claims under the FRL	[Non-Consolidated]	61

7. Progress in the Disposal of Problem Assets	[Non-Consolidated]	62

8. Classification of Loans by Type of Industry	[Non-Consolidated]	65

9. Loans and Deposits	[Non-Consolidated]	66

10. Domestic Deposits	[Non-Consolidated]	66

11. Number of Employees	[Non-Consolidated]	66

12. Number of Offices	[Non-Consolidated]	66

13. Status of Deferred Tax Assets	[Non-Consolidated]	67

14. Employees’ Retirement Benefits	[Non-Consolidated]	68

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

1 Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2006

(Japanese GAAP)

1. Consolidated Balance Sheets

	As of September 30,		Increase/ (Decrease)	As of March 31, 2005 (C)	Increase/ (Decrease)
(in millions of yen)	2005 (A)	2004 (B)	(A) – (B)		(A) – (C)
Assets:
Cash and due from banks	9,165,133	7,144,855	2,020,278	7,833,571	1,331,562
Call loans and bills bought	1,003,130	405,014	598,115	713,930	289,200
Receivables under resale agreements	284,809	974,535	(689,726)	500,490	(215,681)
Receivables under securities borrowing transactions	1,560,382	3,902,533	(2,342,150)	5,102,272	(3,541,889)
Commercial paper and other debt purchased	2,271,108	1,570,449	700,659	1,971,327	299,781
Trading assets	3,978,705	7,309,032	(3,330,326)	7,218,616	(3,239,911)
Money held in trust	278,393	445,055	(166,662)	449,476	(171,082)
Investment securities	24,929,269	26,056,540	(1,127,271)	22,877,391	2,051,878
Allowance for losses on investment securities	(1,668)	(1,242)	(425)	(1,174)	(493)
Loans and bills discounted	39,597,663	39,469,702	127,961	38,785,954	811,709
Foreign exchanges	726,270	645,833	80,437	682,367	43,902
Other assets	2,536,592	2,416,794	119,797	2,617,603	(81,011)
Premises and equipment	761,108	698,431	62,677	690,479	70,629
Deferred tax assets	39,874	502,273	(462,399)	372,436	(332,562)
Customers’ liabilities for acceptances and guarantees	4,735,886	4,374,092	361,794	4,395,255	340,630
Allowance for loan losses	(479,815)	(609,129)	129,313	(577,043)	97,227

Total assets	91,386,844	95,304,773	(3,917,929)	93,632,955	(2,246,111)

Liabilities:
Deposits	58,964,804	56,961,748	2,003,056	57,732,529	1,232,275
Negotiable certificates of deposit	1,799,913	2,582,587	(782,674)	1,724,336	75,576
Debentures	—	30,752	(30,752)	—	—
Call money and bills sold	7,088,514	8,442,561	(1,354,047)	8,671,196	(1,582,682)
Payables under repurchase agreements	3,390,706	4,528,883	(1,138,176)	2,635,665	755,040
Payables under securities lending transactions	1,007,326	3,001,833	(1,994,507)	2,194,155	(1,186,829)
Commercial paper	192,972	308,479	(115,506)	349,534	(156,561)
Trading liabilities	632,552	2,871,997	(2,239,445)	3,319,223	(2,686,670)
Borrowed money	955,794	1,105,351	(149,557)	1,065,189	(109,394)
Foreign exchanges	1,443,553	1,130,384	313,169	927,331	516,221
Short-term corporate bonds	337,900	297,600	40,300	619,700	(281,800)
Bonds and notes	3,314,746	3,417,282	(102,535)	3,565,588	(250,842)
Bonds with warrants	—	49,165	(49,165)	49,165	(49,165)
Other liabilities	2,895,990	2,427,182	468,808	2,117,983	778,007
Reserve for employees’ bonuses	9,731	15,848	(6,117)	16,246	(6,515)
Reserve for employees’ retirement benefits	26,780	35,075	(8,294)	36,152	(9,371)
Reserve for expenses related to EXPO 2005 Japan	200	131	69	164	35
Reserves under special laws	31	1,305	(1,274)	1,457	(1,426)
Deferred tax liabilities	64,132	65,440	(1,307)	56,358	7,774
Deferred tax liabilities on land revaluation excess	124,244	125,597	(1,353)	124,846	(601)
Acceptances and guarantees	4,735,886	4,374,092	361,794	4,395,255	340,630

Total liabilities	86,985,782	91,773,299	(4,787,517)	89,602,081	(2,616,299)

Minority interest	387,639	370,234	17,405	386,834	804

Shareholder’s equity:
Capital stock	996,973	871,973	125,000	996,973	—
Capital surplus	806,928	681,928	125,000	806,928	—
Retained earnings	1,400,513	1,241,837	158,676	1,346,203	54,310
Land revaluation excess	158,749	160,611	(1,862)	159,585	(836)
Unrealized gains on securities available for sale	731,855	310,963	420,892	450,852	281,003
Foreign currency translation adjustments	(81,598)	(106,074)	24,476	(116,503)	34,905

Total shareholder’s equity	4,013,422	3,161,239	852,182	3,644,039	369,383

Total liabilities, minority interest and shareholder’s equity	91,386,844	95,304,773	(3,917,929)	93,632,955	(2,246,111)

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

2. Consolidated Statements of Operations

	For the six months ended September 30,		Increase/ (Decrease)	For the year ended March 31,2005
(in millions of yen)	2005 (A)	2004 (B)	(A) – (B)
Ordinary income:
Interest income:	681,397	562,543	118,853	1,174,862
Interest on loans and discounts	417,441	363,263	54,178	750,480
Interest and dividends on securities	133,539	103,260	30,278	230,343
Trust fees	9,614	8,571	1,042	17,243
Fees and commissions	227,016	238,910	(11,894)	482,561
Trading profits	51,300	46,871	4,429	119,369
Other business income	102,839	85,036	17,803	177,791
Other ordinary income	49,536	77,454	(27,917)	141,688

Total ordinary income	1,121,705	1,019,388	102,316	2,113,517

Ordinary expenses:
Interest expense:	258,815	152,366	106,449	342,018
Interest on deposits	133,502	73,005	60,496	166,601
Fees and commissions	23,904	25,743	(1,838)	55,412
Trading losses	—	1,403	(1,403)	1,403
Other business expenses	38,055	39,788	(1,732)	74,332
General and administrative expenses	449,831	437,119	12,712	874,888
Other ordinary expenses	51,307	114,681	(63,374)	317,898

Total ordinary expenses	821,915	771,102	50,812	1,665,953

Ordinary profit	299,790	248,286	51,503	447,564

Special gains	112,780	18,219	94,561	36,745
Special losses	3,076	7,841	(4,764)	12,529

Income before income taxes and others	409,495	258,664	150,830	471,780

Income taxes-current	30,768	26,234	4,534	68,262
Income taxes-deferred	132,293	73,535	58,758	99,495
Minority interest	17,925	22,373	(4,447)	40,546

Net income	228,506	136,521	91,985	263,476

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

3. Consolidated Statements of Capital Surplus and Retained Earnings

	For the six months ended September 30,		Increase/ (Decrease)	For the year ended March 31, 2005
(in millions of yen)	2005(A)	2004(B)	(A) – (B)
Balance of capital surplus at beginning of fiscal year	806,928	681,928	125,000	681,928
Increase:	—	—	—	125,000
Issuance of common stock due to capital increase	—	—	—	125,000

Balance of capital surplus at end of (interim) fiscal year	806,928	681,928	125,000	806,928

Balance of retained earnings at beginning of fiscal year	1,346,203	1,256,278	89,925	1,256,278
Increase:	229,342	143,541	85,801	271,596
Net income	228,506	136,521	91,985	263,476
Reduction in land revaluation excess	836	7,020	(6,183)	8,119
Decrease:	(175,032)	(157,982)	(17,050)	(181,670)
Cash dividends	(166,229)	(157,907)	(8,321)	(180,941)
Bonuses to directors of consolidated subsidiaries	(47)	(75)	28	(75)
Decrease in companies accounted for by the equity method	(1,055)	—	(1,055)	(654)
Standard accounting change in overseas consolidated subsidiary	(7,700)	—	(7,700)	—

Balance of retained earnings at end of (interim) fiscal year	1,400,513	1,241,837	158,676	1,346,203

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

4. Non-Consolidated Balance Sheets

	As of September 30,		Increase/ (Decrease)	As of March 31, 2005 (C)	Increase/ (Decrease)
(in millions of yen)	2005 (A)	2004 (B)	(A) – (B)		(A) – (C)
Assets:
Cash and due from banks	8,903,630	6,733,032	2,170,598	7,519,389	1,384,240
Call loans	654,621	264,826	389,795	587,293	67,328
Receivables under resale agreements	205,950	141,199	64,751	70,081	135,869
Receivables under securities borrowing transactions	1,560,382	2,270,074	(709,691)	3,191,355	(1,630,973)
Commercial paper and other debt purchased	1,181,888	528,302	653,586	943,004	238,884
Trading assets	3,960,025	3,836,123	123,901	3,924,110	35,915
Money held in trust	278,391	398,980	(120,589)	402,617	(124,226)
Investment securities	24,754,165	25,876,278	(1,122,112)	22,802,738	1,951,427
Allowance for losses on investment securities	(1,668)	(1,242)	(425)	(1,174)	(493)
Loans and bills discounted	35,413,450	36,001,958	(588,507)	35,095,790	317,660
Foreign exchanges	736,309	648,426	87,883	685,012	51,297
Other assets	1,818,403	1,417,170	401,232	1,634,904	183,499
Premises and equipment	664,170	562,409	101,761	557,688	106,482
Deferred tax assets	49,075	502,196	(453,120)	375,901	(326,826)
Customers’ liabilities for acceptances and guarantees	4,093,016	3,551,691	541,324	3,763,603	329,412
Allowance for loan losses	(352,707)	(455,266)	102,558	(442,121)	89,414

Total assets	83,919,107	82,276,162	1,642,944	81,110,195	2,808,911

Liabilities:
Deposits	53,902,462	52,351,389	1,551,073	53,192,258	710,204
Negotiable certificates of deposit	1,824,066	2,673,131	(849,064)	1,770,742	53,324
Debentures	—	30,752	(30,752)	—	—
Call money	872,493	2,096,530	(1,224,036)	1,169,063	(296,570)
Payables under repurchase agreements	3,278,569	3,560,445	(281,875)	2,146,605	1,131,963
Payables under securities lending transactions	936,030	806,530	129,500	669,180	266,849
Bills sold	6,193,500	5,829,000	364,500	6,957,800	(764,300)
Trading liabilities	613,466	770,563	(157,097)	776,630	(163,164)
Borrowed money	1,621,636	1,303,162	318,473	1,406,074	215,561
Foreign exchanges	1,444,760	1,131,446	313,314	927,977	516,783
Short-term corporate bonds	337,900	297,600	40,300	619,700	(281,800)
Bonds and notes	2,522,115	2,567,860	(45,745)	2,520,525	1,590
Other liabilities	2,295,563	2,130,354	165,209	1,533,546	762,017
Reserve for employees’ bonuses	7,224	7,476	(251)	6,576	648
Reserve for employees’ retirement benefits	17,361	16,448	913	17,731	(370)
Reserve for expenses related to EXPO 2005 Japan	200	131	69	164	35
Reserves under special laws	31	31	—	31	—
Deferred tax liabilities on land revaluation excess	124,244	125,597	(1,353)	124,846	(601)
Acceptances and guarantees	4,093,016	3,551,691	541,324	3,763,603	329,412

Total liabilities	80,084,644	79,250,142	834,501	77,603,060	2,481,584

Shareholder’s equity:
Capital stock	996,973	871,973	125,000	996,973	—
Capital surplus:	806,928	681,928	125,000	806,928	—
Capital reserve	806,928	681,928	125,000	806,928	—
Retained earnings:	1,138,991	998,836	140,154	1,096,212	42,779
Revenue reserve	190,044	190,044	—	190,044	—
Voluntary reserves	720,629	664,890	55,739	664,890	55,739
Unappropriated profit:	228,316	143,901	84,414	241,277	(12,960)
Net income	208,172	108,176	99,995	227,486	(19,314)
Land revaluation excess	158,749	160,684	(1,935)	159,585	(836)
Unrealized gains on securities available for sale	732,821	312,597	420,223	447,436	285,384

Total shareholder’s equity	3,834,463	3,026,020	808,443	3,507,135	327,327

Total liabilities and shareholder’s equity	83,919,107	82,276,162	1,642,944	81,110,195	2,808,911

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

5. Non-Consolidated Statements of Operations

	For the six months ended September 30,		Increase/ (Decrease)	For the year ended March 31,2005
(in millions of yen)	2005 (A)	2004 (B)	(A) – (B)
Ordinary income:
Interest income:	537,237	441,852	95,384	935,883
Interest on loans and discounts	304,032	277,893	26,139	566,256
Interest and dividends on securities	132,882	97,848	35,033	228,556
Fees and commissions	123,208	116,652	6,555	239,979
Trading profits	38,196	30,934	7,262	66,526
Other business income	92,313	92,045	267	185,970
Other ordinary income	35,556	46,969	(11,413)	110,904

Total ordinary income	826,512	728,455	98,057	1,539,264

Ordinary expenses:
Interest expense:	222,143	127,890	94,252	286,885
Interest on deposits	119,221	65,064	54,157	148,631
Interest on debentures	—	348	(348)	351
Fees and commissions	22,494	24,067	(1,572)	50,340
Trading losses	2,694	1,675	1,018	1,398
Other business expenses	35,348	57,696	(22,347)	88,303
General and administrative expenses	274,518	254,026	20,492	513,635
Other ordinary expenses	34,346	92,030	(57,683)	259,718

Total ordinary expenses	591,545	557,386	34,159	1,200,281

Ordinary profit	234,966	171,068	63,898	338,983

Special gains	118,748	11,322	107,426	21,901
Special losses	2,803	6,237	(3,434)	9,730

Income before income taxes and others	350,911	176,152	174,758	351,154

Income taxes-current	11,818	1,791	10,026	24,216
Income taxes-deferred	130,921	66,185	64,736	99,450

Net income	208,172	108,176	99,995	227,486

Unappropriated retained earnings brought forward	19,308	28,705	(9,397)	28,705
Reduction in land revaluation excess	836	7,020	(6,183)	8,119
Interim dividends	—	—	—	23,034
Unappropriated retained earnings	228,316	143,901	84,414	241,277

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives

The publication is omitted in order to be disclosed by EDINET.

<Reference>

1. Derivatives qualified for hedge-accounting [Consolidated]

	(in billions of yen)
	As of September 30, 2005
	Notional principal or contract amount	Market value
Interest rate futures	3,473.2	(1.7)
Interest rate swaps	24,355.3	52.6
Currency swaps etc.	2,986.2	(22.6)
Other interest rate-related transactions	464.6	0.9

Total		29.0

Note :	Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows:

	(in billions of yen)
	As of September 30, 2005
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-fix/pay-floater	7,005.8	12,709.8	949.2	20,664.8
Receive-floater/pay-fix	1,629.9	837.1	1,213.3	3,680.4
Receive-floater/pay-floater	—	10.0	—	10.0
Total	8,635.7	13,556.9	2,162.5	24,355.3

2. Deferred gains (losses) [Consolidated]

	(in billions of yen)
	As of September 30, 2005
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A) – (B)
Interest rate futures	5.9	10.1	(4.1)
Interest rate swaps	156.6	185.7	(29.1)
Currency swaps etc.	31.0	34.9	(3.8)
Other interest rate-related transactions	0.6	0.5	0.1
Others	0.2	0.2	0.0
Total	194.5	231.5	(37.0)

Note :	Deferred gains (losses) attributable to the macro hedge accounting as of September 30, 2005 are included in the above table.

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

7. Financial Results (The Bank of Tokyo-Mitsubishi, Ltd. and Consolidated Subsidiaries)

	(in millions of yen)
	For the six months ended September 30, 2004 (A)	For the six months ended September 30, 2005 (B)	Increase/ (Decrease)
			(B) – (A)
Gross profits	723,537	752,434	28,897
Net interest income	411,081	423,624	12,542
Trust fees	8,571	9,614	1,042
Net fees and commissions	213,167	203,111	(10,055)
Net trading profits	45,467	51,300	5,832
Net other business income	45,248	64,783	19,535
Net gains (losses) on debt securities	22,944	(4,412)	(27,357)
General and administrative expenses	420,693	425,792	5,099
Net business profits before provision for formula allowance for loan losses	302,843	326,641	23,798
Provision for formula allowance for loan losses (1)	—	—	—
Net business profits*	302,843	326,641	23,798
Net non-recurring losses	(54,557)	(26,851)	27,705
Credit related costs (2)	(51,005)	(20,453)	30,552
Losses on loan charge-offs	(26,890)	(26,212)	677
Provision for specific allowance for loan losses	—	—	—
Losses on sales of loans to the Resolution and Collection Corporation	(852)	(396)	455
Provision for allowance for loans to specific foreign borrowers	—	—	—
Other credit related costs	(23,263)	6,155	29,418
Net gains on equity securities	560	13,793	13,232
Gains on sales of equity securities	37,991	19,489	(18,502)
Losses on sales of equity securities	(13,679)	(4,517)	9,161
Losses on write-down of equity securities	(23,751)	(1,178)	22,573
Equity in profit of affiliates	943	777	(165)
Other	(5,055)	(20,969)	(15,913)

Ordinary profit	248,286	299,790	51,503

Net special gains	10,378	109,704	99,326
Gains on loans charged-off (3)	8,425	14,863	6,437
Reversal of allowance for loan losses (4)	6,849	77,869	71,019
Losses on impairment of fixed assets	(3,825)	(1,827)	1,998
Income before income taxes and others	258,664	409,495	150,830
Income taxes-current	26,234	30,768	4,534
Income taxes-deferred	73,535	132,293	58,758
Minority interest	22,373	17,925	(4,447)

Net income	136,521	228,506	91,985

Note:

*  Net business profits = Net business profits of The Bank of Tokyo-Mitsubishi, Ltd. + Other consolidated entities’ gross profits — Other consolidated entities’ general and administrative expenses — Other consolidated entities’ provision for formula allowance for loan losses — Inter-company transactions.

(Reference)

Total credit costs (1)+(2)+(4)	(44,156)	57,415	101,571
Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)	(35,730)	72,279	108,009
Number of consolidated subsidiaries	132	117	(15)
Number of affiliated companies accounted for by the equity method	23	22	(1)

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

Financial Results (The Bank of Tokyo-Mitsubishi, Ltd.)

	(in millions of yen)
	For the six months ended September 30, 2004 (A)	For the six months ended September 30, 2005 (B)	Increase/ (Decrease)
			(B) – (A)
Gross profits	471,059	509,317	38,257
Domestic gross profits	290,999	295,516	4,517
Net interest income	217,119	224,785	7,665
Net fees and commissions	60,809	67,791	6,981
Net trading profits	(1,271)	(779)	491
Net other business income	14,340	3,718	(10,621)
Net gains (losses) on debt securities	17,385	(4,075)	(21,460)
Non-domestic gross profits	180,060	213,800	33,740
Net interest income	97,746	91,351	(6,395)
Net fees and commissions	31,775	32,922	1,146
Net trading profits	30,529	36,281	5,751
Net other business income	20,008	53,245	33,237
Net gains on debt securities	5,798	1,133	(4,665)
General and administrative expenses	237,600	250,654	13,054
Personnel expenses	89,256	92,766	3,509
Non-personnel expenses	135,867	142,758	6,890
Taxes	12,475	15,129	2,653
Net business profits before provision for formula allowance for loan losses	233,459	258,662	25,203
Provision for formula allowance for loan losses (1)	—	—	—
Net business profits	233,459	258,662	25,203
Net non-recurring losses	(62,390)	(23,696)	38,694
Credit related costs (2)	(41,746)	(12,638)	29,108
Losses on loan charge-offs	(17,631)	(18,715)	(1,083)
Provision for specific allowance for loan losses	—	—	—
Losses on sales of loans to the Resolution and Collection Corporation	(852)	(396)	455
Provision for allowance for loans to specific foreign borrowers	—	—	—
Other credit related costs	(23,263)	6,473	29,736
Net gains (losses) on equity securities	(1,158)	12,711	13,870
Gains on sales of equity securities	36,154	19,003	(17,150)
Losses on sales of equity securities	(13,621)	(4,517)	9,103
Losses on write-down of equity securities	(23,691)	(1,774)	21,917
Others	(19,484)	(23,769)	(4,284)

Ordinary profit	171,068	234,966	63,898

Net special gains	5,084	115,944	110,860
Gains on loans charged-off (3)	5,688	11,038	5,350
Reversal of allowance for loan losses (4)	3,561	72,604	69,043
Losses on impairment of fixed assets	(2,657)	(1,827)	830
Income before income taxes	176,152	350,911	174,758
Income taxes-current	1,791	11,818	10,026
Income taxes-deferred	66,185	130,921	64,736

Net income	108,176	208,172	99,995

Total credit costs (1)+(2)+(4)	(38,185)	59,966	98,151

Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)	(32,497)	71,004	103,502

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

8. Average Interest Rate Spread

[Non-Consolidated]

	(percentage per annum)
	For the six months ended September 30,		Increase/ (Decrease)
	2005(A)	2004(B)	(A) – (B)
Total average interest rate on interest-earning assets (a)	1.58	1.36	0.22
Average interest rate on Loans and bills discounted	1.71	1.58	0.12
Average interest rate on Investment securities	1.06	0.82	0.24

Total average interest rate on interest-bearing liabilities (b)	1.30	1.05	0.24
Average interest rate on Deposits, NCD and Debentures	0.47	0.25	0.21
Average interest rate on external liabilities	0.38	0.46	(0.08)

Total average interest rate spread (a)-(b)	0.28	0.30	(0.02)

	(percentage per annum)
Average interest rate spread in domestic business segment:
Total average interest rate on interest-earning assets (a)	0.97	0.98	(0.01)
Average interest rate on Loans and bills discounted	1.30	1.38	(0.08)
Average interest rate on Investment securities	0.53	0.43	0.10

Total average interest rate on interest-bearing liabilities (b)	0.73	0.72	0.01
Average interest rate on Deposits, NCD and Debentures	0.02	0.03	(0.00)
Average interest rate on external liabilities	0.16	0.28	(0.12)

Total average interest rate spread (a)-(b)	0.23	0.26	(0.02)

9. Valuation Differences on Securities

(1) Valuation method of securities

Trading securities	Market value (valuation differences are recorded as profits or losses)
Debt securities being held to maturity	Amortized cost
Stocks of subsidiaries and affiliates	Cost
Securities available for sale	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(Reference) Securities in money held in trust
Trading purposes	Market value (valuation differences are recorded as profits or losses)
Being held to maturity	Amortized cost
Other	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(2) Valuation differences

[Consolidated]

	(in millions of yen)
	As of September 30, 2005					As of September 30, 2004			As of March 31, 2005
	Valuation differences					Valuation differences			Valuation differences
	(A)	(A) – (B)	(A) – (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	8,629	(701)	(9,137)	9,084	454	9,331	9,332	0	17,767	17,768	1
Securities available for sale	1,223,593	705,224	469,332	1,327,112	103,518	518,369	668,300	149,931	754,261	866,931	112,669
Domestic equity securities	1,158,359	652,339	438,584	1,185,723	27,363	506,020	590,600	84,579	719,775	771,220	51,444
Domestic bonds	(16,087)	(17,034)	(41,588)	7,447	23,535	946	21,510	20,564	25,500	32,137	6,636
Other	81,321	69,919	72,336	133,940	52,618	11,402	56,189	44,787	8,984	63,573	54,588

Total	1,232,223	704,523	460,194	1,336,197	103,973	527,700	677,633	149,932	772,028	884,699	112,671

Domestic equity securities	1,158,359	652,339	438,584	1,185,723	27,363	506,020	590,600	84,579	719,775	771,220	51,444
Domestic bonds	(8,989)	(17,828)	(50,831)	15,001	23,990	8,839	29,403	20,564	41,842	48,478	6,636
Other	82,853	70,012	72,442	135,472	52,618	12,840	57,629	44,788	10,411	65,000	54,589

[Non-Consolidated]
	(in millions of yen)
	As of September 30, 2005					As of September 30, 2004			As of March 31, 2005
	Valuation differences					Valuation differences			Valuation differences
	(A)	(A) – (B)	(A) – (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	7,181	(1,048)	(9,345)	7,635	454	8,229	8,230	0	16,526	16,527	1
Stocks of subsidiaries and affiliates	529,378	33,304	64,734	529,378	—	496,074	496,074	—	464,643	464,643	—
Securities available for sale	1,224,906	698,234	478,110	1,314,978	90,072	526,672	653,630	126,957	746,796	847,629	100,833
Domestic equity securities	1,151,443	653,080	444,783	1,178,697	27,254	498,363	582,605	84,242	706,660	757,781	51,121
Domestic bonds	(16,087)	(17,048)	(41,610)	7,447	23,535	960	21,501	20,540	25,522	32,137	6,614
Other	89,551	62,202	74,938	128,833	39,282	27,348	49,523	22,174	14,612	57,710	43,097

Total	1,761,466	730,489	533,500	1,851,993	90,526	1,030,976	1,157,934	126,958	1,227,966	1,328,800	100,834

Domestic equity securities	1,162,620	586,034	393,551	1,189,874	27,254	576,585	660,827	84,242	769,068	820,189	51,121
Domestic bonds	(8,989)	(17,842)	(50,853)	15,001	23,990	8,853	29,394	20,540	41,864	48,478	6,614
Other	607,835	162,297	190,801	647,117	39,282	445,537	467,712	22,174	417,033	460,132	43,098

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

10. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

[Consolidated]

			(in billions of yen except percentages)
			As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
			(Preliminary basis)	(A) – (B)	(A) – (C)
(1)		Risk-adjusted capital ratio	11.17%	0.61%	(0.65)%	10.56%	11.83%
		Tier 1 ratio	5.75%	(0.94)%	(1.10)%	6.69%	6.85%
(2)		Tier 1 capital	2,816.2	(189.0)	(383.2)	3,005.3	3,199.5
(3)		Tier 2 capital includable as qualifying capital	2,691.7	513.3	126.9	2,178.4	2,564.8
	i)	The amount of unrealized gains on investment securities, includable as qualifying capital	555.3	321.0	211.6	234.2	343.6
	ii)	The amount of land revaluation excess includable as qualifying capital	127.3	(1.4)	(0.6)	128.7	127.9
	iii)	Subordinated debt	1,798.3	290.5	59.7	1,507.8	1,738.6
(4)		Tier 3 capital includable as qualifying capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	39.3	(403.3)	(204.3)	442.7	243.7
(6)		Total qualifying capital (2)+(3)+(4)-(5)	5,468.7	727.6	(51.9)	4,741.0	5,520.6
(7)		Risk-adjusted assets	48,947.7	4,054.0	2,284.8	44,893.6	46,662.8

[Non-Consolidated]

			(in billions of yen except percentages)
			As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
			(Preliminary basis)	(A) – (B)	(A) – (C)
(1)		Risk-adjusted capital ratio	11.47%	0.81%	(0.74)%	10.65%	12.21%
		Tier 1 ratio	5.82%	(0.68)%	(0.95)%	6.51%	6.78%
(2)		Tier 1 capital	2,471.2	(58.4)	(262.6)	2,529.7	2,733.8
(3)		Tier 2 capital includable as qualifying capital	2,399.7	384.1	3.6	2,015.5	2,396.0
	i)	The amount of unrealized gains on investment securities, includable as qualifying capital	555.4	318.5	216.3	236.9	339.1
	ii)	The amount of land revaluation excess includable as qualifying capital	127.3	(1.4)	(0.6)	128.8	127.9
	iii)	Subordinated debt	1,754.1	289.3	56.8	1,464.7	1,697.2
(4)		Tier 3 capital includable as qualifying capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	4.9	(399.3)	(199.8)	404.3	204.7
(6)		Total qualifying capital (2)+(3)+(4)-(5)	4,866.0	725.0	(59.1)	4,140.9	4,925.2
(7)		Risk-adjusted assets	42,406.1	3,552.7	2,097.7	38,853.3	40,308.3

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

2 Loan Portfolio and Other

1.	Risk-Monitored Loans

(Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

[Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Loans to customers in bankruptcy	13,590	(3,477)	3,986	17,068	9,603
Past due loans	502,704	(400,507)	(120,948)	903,212	623,652
Accruing loans contractually past due 3 months or more	13,285	1,399	2,874	11,886	10,411
Restructured loans	285,717	37,142	(43,872)	248,575	329,590

Total	815,299	(365,443)	(157,958)	1,180,742	973,258

Amount of direct reduction	259,550	(14,771)	33,063	274,321	226,487

Loans and bills discounted	39,597,663	127,961	811,709	39,469,702	38,785,954

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.03%	(0.00)%	0.00%	0.04%	0.02%
Past due loans	1.26%	(1.01)%	(0.33)%	2.28%	1.60%
Accruing loans contractually past due 3 months or more	0.03%	0.00%	0.00%	0.03%	0.02%
Restructured loans	0.72%	0.09%	(0.12)%	0.62%	0.84%

Total	2.05%	(0.93)%	(0.45)%	2.99%	2.50%

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Loans to customers in bankruptcy	12,564	1,175	3,906	11,389	8,657
Past due loans	464,445	(384,934)	(110,213)	849,379	574,658
Accruing loans contractually past due 3 months or more	12,797	1,981	2,792	10,816	10,005
Restructured loans	283,984	36,889	(45,592)	247,095	329,577

Total	773,792	(344,888)	(149,106)	1,118,680	922,898

Amount of direct reduction	222,966	(6,080)	34,759	229,046	188,207

Loans and bills discounted	35,413,450	(588,507)	317,660	36,001,958	35,095,790

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.03%	0.00%	0.01%	0.03%	0.02%
Past due loans	1.31%	(1.04)%	(0.32)%	2.35%	1.63%
Accruing loans contractually past due 3 months or more	0.03%	0.00%	0.00%	0.03%	0.02%
Restructured loans	0.80%	0.11%	(0.13)%	0.68%	0.93%

Total	2.18%	(0.92)%	0.44%	3.10%	2.62%

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

2.    Classification of Risk-Monitored Loans

Classification by geographic area

[Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)

		(A) – (B)	(A) – (C)
Domestic*	677,426	(259,741)	(171,446)	937,168	848,873
Overseas*	137,872	(105,701)	13,488	243,574	124,384
Asia	6,459	(26,610)	(581)	33,070	7,040
Indonesia	2,224	(841)	(2)	3,065	2,226
Thailand	2,182	(542)	175	2,724	2,006
Hong Kong	—	(22,148)	—	22,148	—
Other	2,053	(3,078)	(754)	5,131	2,807
United States of America	77,836	(83,052)	(8,140)	160,888	85,976
Other	53,576	3,960	22,209	49,615	31,366

Total	815,299	(365,443)	(157,958)	1,180,742	973,258

Note:*    “Domestic” and “Overseas” are classified by domicile of borrowers.

Classification by type of industry of borrowers

[Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic*	677,426	(259,741)	(171,446)	937,168	848,873
Manufacturing	70,702	(60,489)	(14,958)	131,192	85,660
Construction	41,970	2,363	(28,188)	39,606	70,158
Wholesale and Retail	101,237	(165,238)	(17,933)	266,476	119,171
Banks and other financial institutions	51,301	(14,351)	(13,680)	65,652	64,981
Real estate	193,836	(76,910)	(69,348)	270,747	263,185
Services	110,196	42,668	(20,316)	67,527	130,513
Other industries	45,399	24,281	(2,177)	21,118	47,576
Consumer	62,781	(12,064)	(4,844)	74,846	67,625
Overseas*	137,872	(105,701)	13,488	243,574	124,384
Banks and other financial institutions	69,094	(25,578)	21,201	94,673	47,893
Commercial and industrial	66,177	(81,141)	(3,504)	147,318	69,682
Other	2,600	1,018	(4,208)	1,582	6,808

Total	815,299	(365,443)	(157,958)	1,180,742	973,258

Note:*    “Domestic” and “Overseas” are classified by domicile of borrowers.

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

3.	Allowance for Loan Losses

[Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses	479,815	(129,313)	(97,227)	609,129	577,043
Formula allowance for loan losses	309,401	1,838	(45,170)	307,563	354,572
Specific allowance for loan losses	170,328	(126,175)	(52,007)	296,504	222,336
Allowance for loans to specific foreign borrowers	85	(4,976)	(49)	5,061	134

[Non-Consolidated]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses	352,707	(102,558)	(89,414)	455,266	442,121
Formula allowance for loan losses	189,815	4,762	(41,863)	185,052	231,678
Specific allowance for loan losses	162,807	(102,344)	(47,501)	265,151	210,308
Allowance for loans to specific foreign borrowers	85	(4,976)	(49)	5,061	134

4. Coverage Ratio against Risk-Monitored Loans

[Consolidated]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses (a)	479,815	(129,313)	(97,227)	609,129	577,043
Risk-monitored loans (b)	815,299	(365,443)	(157,958)	1,180,742	973,258
Coverage ratio (a)/(b)	58.85%	7.26%	(0.43)%	51.58%	59.28%

[Non-Consolidated]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses (a)	352,707	(102,558)	(89,414)	455,266	442,121
Risk-monitored loans (b)	773,792	(344,888)	(149,106)	1,118,680	922,898
Coverage ratio (a)/(b)	45.58%	4.88%	(2.32)%	40.69%	47.90%

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

5. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Claims to bankrupt and substantially bankrupt debtors	51,895	(19,580)	(18,973)	71,475	70,868
Claims under high risk	488,966	(413,075)	(95,369)	902,042	584,335
Claims under close observation	296,782	38,870	(42,800)	257,912	339,582
Total (1)	837,644	(393,785)	(157,142)	1,231,430	994,787
Normal claims	39,521,296	458,466	862,601	39,062,829	38,658,695

6. Status of Secured Coverage on Disclosed Claims under the FRL

[Non-Consolidated]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Secured coverage amount (2)	599,520	(238,220)	(109,881)	837,741	709,402
Allowance for loan losses	205,924	(90,855)	(51,031)	296,779	256,955
Collateral, guarantees, etc.	393,596	(147,365)	(58,850)	540,962	452,446
Secured coverage ratio (2)/(1)	71.57%	3.54%	0.26%	68.02%	71.31%

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Non-Consolidated]

	(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial assistance to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	51,895		1,079		—	50,815		100.00%		100.00%
	[70,868	]	[6,196	]	—	[64,672	]	[100.00	%]	[100.00	%]
Claims under high risk	488,966		158,764		—	218,907		58.78%		77.23%
	[584,335	]	[198,889	]	—	[249,164	]	[59.33	%]	[76.67	%]
Claims under close observation	296,782		46,079		—	123,872		26.64%		57.26%
	[339,582	]	[51,870	]	—	[138,608	]	[25.80	%]	[56.09	%]
Sub total (1)	837,644		205,924		—	393,596		46.37%		71.57%
	[994,787	]	[256,955	]	—	[452,446	]	[47.37	%]	[71.31	%]
Normal claims	39,521,296
	[38,658,695	]
Total (2)	40,358,941
	[39,653,482	]
Sub total (1) / Total (2)	2.07%
	[2.50	]%

Note: The upper figures are as of September 30, 2005. The lower figures with bracket are as of March 31, 2005.

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

7. Progress in the Disposal of Problem Assets [Non-Consolidated]

(excluding claims under close observation)

Historical trend of problem assets based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	274.3	251.2	276.1	322.3	341.5	136.6	123.9	90.9	71.4	70.8	51.8	(18.9)
Claims under high risk	1,053.5	1,580.2	1,590.9	1,442.0	985.3	772.0	506.1	382.5	902.0	584.3	488.9	(95.3)

Total	1,327.8	1,831.4	1,867.0	1,764.4	1,326.9	908.6	630.0	473.5	973.5	655.2	540.8	(114.3)

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) – (a)
(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL

Claims to bankrupt and substantially bankrupt debtors	274.3	144.3	150.6	144.9	210.9	38.7	19.0	14.9	6.3	4.1	3.7	(0.3)
Claims under high risk	1,053.5	944.9	758.4	538.4	193.6	13.5	10.3	7.4	7.1	5.8	6.4	0.5

Total	1,327.8	1,089.2	909.0	683.4	404.6	52.3	29.3	22.4	13.5	10.0	10.1	0.1

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

Claims to bankrupt and substantially bankrupt debtors		106.8	98.3	94.3	44.0	18.6	17.8	14.7	14.0	11.3	9.5	(1.8)
Claims under high risk		635.3	575.4	447.4	269.3	72.5	49.1	30.7	25.5	19.4	16.0	(3.4)

Total		742.2	673.7	541.8	313.3	91.2	67.0	45.5	39.6	30.8	25.6	(5.2)

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

Claims to bankrupt and substantially bankrupt debtors			27.1	25.6	26.4	17.8	11.4	6.7	5.5	3.7	2.9	(0.8)
Claims under high risk			257.0	140.1	79.9	47.2	27.9	17.7	14.2	8.8	7.2	(1.5)

Total			284.2	165.8	106.3	65.1	39.4	24.5	19.8	12.6	10.2	(2.3)

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

Claims to bankrupt and substantially bankrupt debtors				57.3	35.4	14.7	12.3	4.7	4.6	4.1	3.9	(0.1)
Claims under high risk				315.9	162.4	104.1	48.5	28.3	25.8	22.4	9.7	(12.7)

Total				373.2	197.9	118.9	60.8	33.0	30.4	26.5	13.7	(12.8)

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

Claims to bankrupt and substantially bankrupt debtors					24.6	19.8	16.7	9.1	6.1	5.9	2.3	(3.6)
Claims under high risk					279.9	143.5	82.7	47.2	34.2	25.1	13.5	(11.6)

Total					304.5	163.3	99.5	56.4	40.3	31.1	15.8	(15.3)

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

Claims to bankrupt and substantially bankrupt debtors						26.7	32.0	22.0	19.5	19.9	5.2	(14.7)
Claims under high risk						390.7	169.1	115.7	59.3	33.5	21.5	(11.9)

Total						417.5	201.2	137.8	78.9	53.5	26.8	(26.7)

(7) Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

Claims to bankrupt and substantially bankrupt debtors							14.3	8.8	4.9	5.1	3.5	(1.6)
Claims under high risk							118.2	73.3	53.1	40.8	31.2	(9.6)

Total							132.5	82.2	58.1	46.0	34.7	(11.3)

(8) Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

Claims to bankrupt and substantially bankrupt debtors								9.5	5.4	4.9	4.3	(0.5)
Claims under high risk								61.8	25.2	16.5	10.5	(6.0)

Total								71.3	30.6	21.5	14.9	(6.5)

(9) Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

Claims to bankrupt and substantially bankrupt debtors									4.7	3.0	3.9	0.8
Claims under high risk									657.2	273.5	229.3	(44.2)

Total									661.9	276.6	233.2	(43.4)

(10) Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL

Claims to bankrupt and substantially bankrupt debtors										8.2	6.1	(2.1)
Claims under high risk										137.8	94.3	(43.5)

Total										146.1	100.4	(45.6)

(11) Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL

Claims to bankrupt and substantially bankrupt debtors											6.0
Claims under high risk											48.8

Total											54.8

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

Progress in the disposal of problem assets

(1)	Assets categorized as problem assets as of September 30, 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	4.1	3.7		(0.3)
Claims under high risk	5.8	6.4		0.5

Total	10.0	10.1	(A)	0.1	(B)

Progress in the disposal of problem assets	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.1
Charge-off	0.8
Other	(1.2)
Collection of claims	(1.2)
Improvements in financial status	—

Total	(0.1	)(B)

Above (A) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.4
Quasi-legal liquidation	1.9
Split-off of problem loans	—
Partial charge-off of smaller balance loans	—
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	2.3

(2)	Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	11.3	9.5		(1.8)
Claims under high risk	19.4	16.0		(3.4)

Total	30.8	25.6	(C)	(5.2	)(D)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.1
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.0
Charge-off	0.0
Other	4.9
Collection of claims	4.2
Improvements in financial status	0.6

Total	5.2	(D)

Above (C) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.5
Quasi-legal liquidation	9.0
Split-off of problem loans	—
Partial charge-off of smaller balance loans	—
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	9.5

(3)	Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	3.7	2.9		(0.8)
Claims under high risk	8.8	7.2		(1.5)

Total	12.6	10.2	(E)	(2.3	)(F)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.3
Charge-off	0.0
Other	1.9
Collection of claims	1.4
Improvements in financial status	0.5

Total	2.3	(F)

Above (E) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.3
Quasi-legal liquidation	2.5
Split-off of problem loans	—
Partial charge-off of smaller balance loans	—
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	2.9

(4)	Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	4.1	3.9		(0.1)
Claims under high risk	22.4	9.7		(12.7)

Total	26.5	13.7	(G)	(12.8	)(H)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	9.8
Charge-off	0.0
Other	2.9
Collection of claims	2.0
Improvements in financial status	0.8

Total	12.8	(H)

Above (G) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.5
Quasi-legal liquidation	3.4
Split-off of problem loans	—
Partial charge-off of smaller balance loans	—
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	3.9

(5)	Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	5.9	2.3		(3.6)
Claims under high risk	25.1	13.5		(11.6)

Total	31.1	15.8	(I)	(15.3	)(J)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	(0.0)
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	3.3
Charge-off	0.0
Other	11.8
Collection of claims	2.9
Improvements in financial status	8.9

Total	15.3	(J)

Above (I) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.2
Quasi-legal liquidation	1.8
Split-off of problem loans	—
Partial charge-off of smaller balance loans	—
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	2.1

(6)	Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	19.9	5.2		(14.7)
Claims under high risk	33.5	21.5		(11.9)

Total	53.5	26.8	(K)	(26.7	)(L)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.1
Re-constructive disposition	1.2
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	13.4
Charge-off	0.3
Other	11.5
Collection of claims	2.3
Improvements in financial status	9.2

Total	26.7	(L)

Above (K) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.8
Quasi-legal liquidation	3.9
Split-off of problem loans	—
Partial charge-off of smaller balance loans	—
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.7

(7)	Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	5.1	3.5		(1.6)
Claims under high risk	40.8	31.2		(9.6)

Total	46.0	34.7	(M)	(11.3	)(N)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.1
Re-constructive disposition	0.2
Improvements in financial status due to re-constructive disposition	0.1
Loan sales to secondary market	2.5
Charge-off	0.1
Other	8.0
Collection of claims	4.6
Improvements in financial status	3.4

Total	11.3	(N)

Above (M) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.7
Quasi-legal liquidation	2.7
Split-off of problem loans	—
Partial charge-off of smaller balance loans	—
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	3.5

(8)	Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	4.9	4.3		(0.5)
Claims under high risk	16.5	10.5		(6.0)

Total	21.5	14.9	(O)	(6.5	)(P)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.3
Re-constructive disposition	0.2
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.6
Charge-off	0.5
Other	4.7
Collection of claims	4.1
Improvements in financial status	0.5

Total	6.5	(P)

Above (O) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	1.6
Quasi-legal liquidation	2.6
Split-off of problem loans	—
Partial charge-off of smaller balance loans	—
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.2

(9)	Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	3.0	3.9		0.8
Claims under high risk	273.5	229.3		(44.2)

Total	276.6	233.2	(Q)	(43.4	)(R)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	3.5
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	5.1
Charge-off	4.5
Other	30.0
Collection of claims	23.5
Improvements in financial status	6.5

Total	43.4	(R)

Above (Q) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	1.3
Quasi-legal liquidation	2.5
Split-off of problem loans	—
Partial charge-off of smaller balance loans	—
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	3.9

(10)	Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	8.2	6.1		(2.1)
Claims under high risk	137.8	94.3		(43.5)

Total	146.1	100.4	(S)	(45.6	)(T)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	3.9
Re-constructive disposition	7.8
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.8
Charge-off	2.9
Other	30.0
Collection of claims	19.2
Improvements in financial status	10.8

Total	45.6	(T)

Above (S) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	3.9
Quasi-legal liquidation	2.1
Split-off of problem loans	—
Partial charge-off of smaller balance loans	—
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	6.1

(11)	Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL

	(in billions of yen)
	As of September 30, 2005
Claims to bankrupt and substantially bankrupt debtors	6.0
Claims under high risk	48.8

Total	54.8	(U)

Above (U) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	2.2
Quasi-legal liquidation	3.6
Split-off of problem loans	—
Partial charge-off of smaller balance loans	—
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.9

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

8.	Classification of Loans by Type of Industry

(1)	Loans by type of industry [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic offices (excluding loans booked at offshore markets)	30,332,228	(1,397,771)	(214,751)	31,730,000	30,546,980
Manufacturing	3,575,831	(505,819)	(185,067)	4,081,650	3,760,898
Agriculture	7,213	(2,837)	(814)	10,050	8,027
Forestry	4,613	(171)	266	4,784	4,347
Fishery	2,940	277	443	2,663	2,497
Mining	35,186	5,768	2,711	29,418	32,475
Construction	681,481	(91,899)	(60,982)	773,380	742,463
Utilities	240,383	(2,545)	(168)	242,928	240,551
Media and Communication	541,333	(15,554)	(7,616)	556,887	548,949
Wholesale and Retail	3,552,919	(274,300)	(117,261)	3,827,219	3,670,180
Banks and other financial institutions	2,247,234	(113,855)	37,403	2,361,089	2,209,831
Real estate	3,701,428	176,472	(4,139)	3,524,956	3,705,567
Services	2,929,186	(927,467)	(239,729)	3,856,653	3,168,915
Municipal government	41,271	1,807	1,086	39,464	40,185
Other industries	12,771,210	352,351	359,115	12,418,859	12,412,095

Overseas offices and loans booked at offshore markets	5,081,222	809,264	532,412	4,271,958	4,548,809

Total	35,413,450	(588,507)	317,660	36,001,958	35,095,790

(2) Domestic consumer loans [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Total domestic consumer loans	8,003,081	28,979	50,382	7,974,102	7,952,699
Housing loans	7,640,715	78,546	75,667	7,562,169	7,565,048
Others	362,366	(49,567)	(25,285)	411,933	387,651

(3) Domestic loans to small/medium-sized companies and individual clients [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic loans to small/medium-sized companies and individual clients	17,363,229	(221,889)	(181,059)	17,585,118	17,544,288
Percentage to total domestic loans	57.24%	1.82%	(0.19)%	55.42%	57.43%

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

9.    Loans and Deposits [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Deposits (ending balance)	53,902,462	1,551,073	710,204	52,351,389	53,192,258
Deposits (average balance)	53,321,455	1,892,342	1,653,300	51,429,113	51,668,154
Loans (ending balance)	35,413,450	(588,507)	317,660	36,001,958	35,095,790
Loans (average balance)	35,522,404	506,908	597,183	35,015,495	34,925,221

10. Domestic Deposits [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Individuals	27,885,209	799,432	335,977	27,085,776	27,549,231
Corporations and others	18,477,849	800,865	(21,692)	17,676,984	18,499,542
Domestic deposits	46,363,058	1,600,297	314,285	44,762,761	46,048,773

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

11. Number of Employees [Non-Consolidated]

	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Number of Employees	14,472	121	425	14,351	14,047

12. Number of Offices [Non-Consolidated]

	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic	287	20	9	267	278
Head office and Branches	251	4	1	247	250
Sub-branches and Agencies	36	16	8	20	28
Overseas	74	1	1	73	73
Branches	42	—	—	42	42
Sub-branches	15	—	—	15	15
Representative offices	17	1	1	16	16

Total	361	21	10	340	351

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

13.    Status of Deferred Tax Assets [Non-Consolidated]

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

[Non-Consolidated]

	(in billions of yen)
	Sep. 30, 2005
		vs. Mar. 31, 2005
Deferred tax assets	562.6	(134.2)
Allowance for loan losses	197.3	(16.9)
Write-down of investment securities	96.3	(30.5)
Net operating loss carryforwards	245.5	(86.7)
Reserve for employees’ retirement benefits	35.9	1.7
Unrealized losses on securities available for sale	—	—
Other	34.6	(2.4)
Valuation allowance	(47.2)	0.7
Deferred tax liabilities	513.5	192.6
Gains on placing trust for retirement benefits	7.3	—
Unrealized gains on securities available for sale	501.5	195.3
Other	4.7	(2.6)
Net Deferred tax assets	49.0	(326.8)
[Consolidated]
Net Deferred tax assets	(24.2)	(340.3)

(2)	Net Business Profits before Credit Costs and Taxable Income (Current Fiscal Year)

[Non-Consolidated]

(in billions of yen)
Interim FY 2005
Net business profits before credit costs	258.6
Credit related costs	(59.9)
Income before income taxes	350.9
Reconciliation to taxable income	(178.9)
Taxable income	171.9

(3)	Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Years)

[Non-Consolidated]

	(in billions of yen)
	FY 2000	FY 2001	FY 2002	FY 2003	FY 2004
Net business profits before credit costs	388.9	463.3	511.5	466.8	524.2
Credit related costs	554.0	484.8	341.0	(135.3)	125.5
Income before income taxes	(225.3)	(317.4)	(287.3)	587.7	351.1
Reconciliation to taxable income	393.0	137.3	(821.7)	(404.1)	100.2
Taxable income	167.6	(180.0)	(1,109.0)	183.5	451.3

(4)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66
Although we recorded taxable income for the six months ended September 30, 2005, we are classified as “4” described above since we have material net operating loss carryforwards. However since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating loss carryforwards were incurred due to, among other things, the followings : (i) we accelerated the final disposal of nonperforming loans in response to both the “Emerging Economic Package”, which provided guidance to major banks to remove from their balance sheets claims to debtors classified as “likely to become bankrupt” or below, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(5)	Realizability of Deferred Tax Assets at September 30, 2005 (Assumptions)

(in billions of yen)
Five years total (2005 2nd half to 2010 1st half)
Net business profits (based on our business plan) (*1)	3,778.0
Net business profits (basis of realizability determination) (*2)	3,377.6
Income before income taxes (basis of realizability determination)	2,717.5
Taxable income before adjustments (basis of realizability determination) (*3)	2,870.9
Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized)	1,403.9
Deferred tax assets at September 30, 2005 (*4)	562.6

(*1)	Before credit costs
(*2)	Based on the scenario that current short-term interest rate level continues for the next five years
(*3)	Before reversals of existing deductible temporary differences and net operating loss carryforwards
(*4)	Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized) multiplied by effective tax rate

(Reference) Assumptions for Business Plan

	FY 2005 2nd half	FY 2006	FY 2007	FY 2008	FY 2009	FY 2010 1st half
S/T interest rate (3 m/s TIBOR)	0.09%	0.29%	0.41%	0.46%	0.64%	0.67%
L/T interest rate (10 year JGB)	1.60%	2.22%	2.29%	2.29%	2.58%	2.65%
Exchange rate (USD/Yen)	¥105	¥105	¥105	¥105	¥105	¥105

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

14. Employees’ Retirement Benefits

Benefit obligation

[Non-Consolidated]

		(in millions of yen)
		As of September 30, 2005
Projected benefits obligation at beginning of the period	(A-B+C+D+G)	594,708
Fair value of plan assets at beginning of the period	(A)	519,536
Prepaid pension cost at beginning of the period	(B)	52,285
Reserve for employees’ retirement benefits at beginning of the period	(C)	17,727
Unrecognized prior service cost at beginning of the period	(D)	(27,698)
Amortization for the current period (Amortized period 10 years)	(E)	(1,826)
Unrecognized prior service cost at end of the interim period	(F)	(25,872)
Unrecognized net actuarial loss at beginning of the period	(G)	137,428
Amortization for the current period (Amortized period 10 years)	(H)	9,989
Unrecognized net actuarial loss at end of the interim period	(I)	127,439

Net amount unrecognized at beginning of the period	(M)(D+G)	109,729
Net amount amortized for the current period	(N)(E+H)	8,162
Net amount unrecognized at end of the interim period	(O)(M-N)	101,566

Note : Discount rate is 2.2%.